Energea Global LLC
62 Clementel Dr, Durham, CT 06422
www.energea.com
(860) 316-7466

September 8, 2023

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: Energea Portfolio 3 Africa LLC
Amendment No.1 to Form 1-A
Filed July 3, 2023
File No. 024-11579

To Whom It May Concern:

This is in response to the letter we received July 28, 2023, for the Amended Offering Circular submitted July 3, 2023, for Energea Portfolio 3 Africa LLC. Below, we've copied the comments from your letter and provided the Company's response to each comment, in some cases separating paragraphs of your comments for clarity.

Enclosed is the updated version of the Offering Circular in Word format which reflects the changes we have made in response to your comments as well as certain other changes and clarifications.

This letter, the Offering Circular, and the related documents have also been filed through EDGAR.

Your Comment #1 - Offering Circular - Cover Page, page 1

The cover page indicates that this filing is an annual report for the year ended December 31, 2022. It also says: "This Form 1-A/A filing of Energea Portfolio 3 LLC is an amendment to the Form 1-A filed on July 9, 2021." That Form 1-A was qualified on August 2, 2021. At page 12, you state: "The Offering will begin as soon as our Offering Statement is 'qualified' by the SEC...." In your letter of response and in revised disclosure, clarify the intended purpose for this filing.

We also note disclosure under "Executive Summary" which states that you are "offering to investors up to $75,000,000 of Class A Investor Shares, per year...." You cannot use a single offering statement to newly offer $75 million of additional securities each year.

Our Response

We have edited the cover page by deleting the clerical error that stated it was an annual report and have updated it to state "Part II - Information Required in Offering Circular".

We have corrected page 12's error by updating the statement "The Offering will begin as soon as our Offering Statement is 'qualified' by the SEC...." to "The Offering was qualified by the U.S. Securities and Exchange Commission ("SEC") on August 2, 2021.."

The intention of this 1-A/A filing is to consolidate, clarify, and update the Offering Circular as initially qualified. The purpose in doing so is to make it easier for current and potential investors to review one document overviewing the offering as opposed to having to review all previously filed documents to gain a firm understanding of the business and investment thesis. We have edited "Executive Summary" to state that the offering is raising "up to a total of $75,00,000" to eliminate any confusion about the maximum annual amount the offering may raise.

Your Comment #2 - Price of Class A Investor Shares, page 10

In the Form 1-A qualified on August 2, 2021, you stated that the initial price of the Class A Investor Shares "will be $1.00 per share." In the current filing from July 3, 2023, you describe a pricing formula by which your shares will be priced and offered, while your cover page states that the "price of the Class A Investor Shares, as of December 31st, 2022, is $1.14."

Insofar as Regulation A does not permit at the market offerings, provide consistent disclosure regarding the fixed price at which the shares are being offered with this filing. Eliminate the suggestion that the shares are being offered at variable prices, and if you provide historical prices at which they were offered and sold in the past, ensure that the disclosure is unambiguous in that regard. See Securities Act Rule 251(d)(3)(ii).

Our Response

The securities being offered through this offering are not at the market because they are not traded on an existing trading market. In fact, the opposite is true. The share price for all securities on the Platform is not a reflection of actual or perceived market supply versus market demand for such security, but instead, a mechanism for ensuring that all investors pay the same real price for the security even though the securities may be purchased at different times.

This is especially important to take into consideration when dealing with international markets where FX and inflation can cause tremors in valuation and for securities for portfolio of real assets, like the Company, where holdings change over time.

Small adjustments are necessary for insuring that all investors pay the same price (in real terms) since the offering is open for an extended period of time. An investor who buys a security from this offering in 2021 and an investor who buys a share in 2023 will actually be using currency of different values and will be buying shares of different value. Factors such as inflation, foreign exchange rates and performance factors of the Company mean that the amount of USD to achieve the same value for a security being offered must vary to equalize all investors.

Share prices are established by computation, not by market factors. The computation used to update the share price on the Platform is explained in "Price of Investor Shares". The purpose and reasoning behind this pricing methodology is exactly in line with the purpose of Securities Act Rule 251(d)(3)(ii) because it results in equal cost from one investor to the next whereas a static share price would result in favoritism by circumstance between one investor and the next.

The clearest way we can describe the share price methodology is to maintain the $1.00 on page 1 to remain consistent with the initial value of the offering and included a chart reporting each month's share price change from the date of qualification (August 2, 2021) to the date of reporting (August 2023) in "Price of Class A Investor Shares" where the computation is explained.

After reviewing your comments during this process, we've implemented a policy that a Form 1-U and 253G will be submitted each month to reflect any change in share price for as long as securities are being offered. This too, has been added to the "Price of Class A Investor Shares" in the Amended Offering Circular.

Your Comment #3 - Calculating Distributions, page 10

Further clarify the relationship among the Promoted Interest, 6% Preferred Return, and the "projected IRR" of 7%. Given the small number of current projects, further explain the basis for these numbers and calculations. Also explain in necessary detail the nature of the "right" of holders of Class A Investor Shares to receive: (1) monthly distributions sufficient to amortize their investment in the Company over the projected life of the Project, plus (2) a 7% per year compounded preferred return, and (3) 70% of any additional cash flow. We note disclosure to that effect under "The Offering" at page 2.

Our Response

The basis for the values in our calculations are described in the detail of each Project Memo. Project Memos are reported through Form 1-U and a link to each of them can be found on the Platform or in "Our Investments".

"Right" in this context refers to the rights assigned to Class A Investor Shares through the Operating Agreement, Offering Circular and the Investment Agreement.

The "Preferred Return" is and has always been 7%. The 6% listed in this section was a typo that has been corrected along with minor adjustments made to the language to better assist investors in understanding how distributions are calculated.

We have updated the language in Calculating Distributions for clarity.

Your Comment #4 - Use of Proceeds, page 13

Please provide all disclosure required by Item 6 of Part II of Form 1-A with respect to the use of proceeds. For example, please state the principal purposes for which the net proceeds are intended to be used and the approximate amount intended to be used for each such purpose. In that regard, we note your disclosure in the narrative regarding the use of proceeds for Projects. However, the amount intended to be used for any disclosed projects is not described. Also, describe any anticipated material changes in the use of proceeds if all of the securities being qualified in the offering statement are not sold.

Our Response
The "Use of Proceeds" section has been updated to better fit the requirements of Item 6 of Part II of Form 1-A.

The Manager will only cause the Company to invest in Projects when it is certain that the Company can complete raise enough capital to complete the purchase of the Project. The capital raised will not be used to compensate and officers or directors and the Company has no employees.

The Company and the Projects have operating expenses. We expect to pay for the operating expenses with cash flow from the Projects, but if the Projects have not earned enough revenue to pay for any given operating expense, the Manager may use the proceeds from this offering to pay for such operating expense.

The Manager may cause the Company to borrow money but does not anticipate any other source of capital other than the capital raised from this offering and money it may cause the Company to borrow to acquire Projects and pay for operating expenses.

The Company has not borrowed any money and has no plans to borrow anytime in the near future, thus Projects are acquired on an unlevered basis with cash raised from this Offering.

The purpose of the Company is to acquire Projects and does not intend to acquire ay assets or to make any investments or donations or otherwise use capital for anything other than the Projects.

Your Comment #5 - Management Discussion, page 15

Please expand your discussion of operating results to provide information regarding significant factors, including unusual or infrequent events or transactions or new developments, materially affecting your income from operations, and, in each case, indicating the extent to which income was so affected. Describe any other significant component of revenue or expenses necessary to understand your results of operations. To the extent that the financial statements disclose material changes in net sales or revenues, provide a narrative discussion of the extent to which such changes are attributable to changes in prices or to changes in the volume or amount of products or services being sold or to the introduction of new products or services. Refer to requirements in Item 9 (a) of Form 1-A.

Our Response
The "Management Discussion" section has been updated to better for the requirements in Item 9 (a) of Form 1-A.

Your Comment #6 - Management Discussion, page 15

Please provide information regarding the following:
•       your liquidity (both short and long term), including a description and evaluation of the internal and external sources of liquidity and a brief discussion of any material unused sources of liquidity. If a material deficiency in liquidity is identified, indicate the course of action that the issuer has taken or proposes to take to remedy the deficiency, and
•       your material commitments for capital expenditures as of the end of the latest fiscal year and an indication of the general purpose of such commitments and the anticipated sources of funds needed to fulfill such commitments.

Refer to requirements in Item 9 (b) of Form 1-A.

Our Response

As of December 31, 2022, the Company invested $931,343 into Projects and had $6,907 in liquidity. The difference between the amount that was raised in the Offering and the amount we invested into Projects is a combination of capital spend on operating expenses, start-up costs and cash on hand.

The "Management Discussion" section has been updated as requested.

Your Comment #7 - Management Discussion, page 15

Please discuss any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on your revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. Refer to requirements in Item 9 (d) of Form 1 A.

Our Response
We have added a Management Discussion about the three main market trends that could affect the Projects in South Africa: upcoming elections, foreign exchange rates and load shedding. We have also updated other sections to the "Management Discussion" section to provide more detail on items required by Item 9 (d) of Form 1-A.

Your Comment #8 - Management Team, page 17

Please provide us with an analysis to support the requirement that your principal place of business is in the United States or Canada for purposes of establishing your eligibility to conduct an offering under Regulation A. In this regard, we note you were "created to invest in the acquisition, development, and operations of solar energy projects in various countries in Africa," all your projects will be in Africa, and your Manager "may create an affiliated development company in Africa to perform certain services related to the origination, development and operations of the Projects." In addition, Chris Sattler, a Managing Partner and one of two owners of your Manager, lives in Rio de Janeiro; your General Counsel, Isabella Mendonça, lives in Lisbon, Portugal; and it appears that your other three "key employees" potentially reside abroad. See Securities Act Rule 251(b)(1) and, for additional guidance, please see Securities Act Rules Compliance and Disclosure Interpretations 182.03.

Our Response
Energea Global LLC is the Manager of the Company. Both are Delaware companies located in Durham, Connecticut. The Manager's headquarters are in Chester, CT. We have updated the Offering Circular to list its location in various areas in "Location of the Company and Manager".

As stated in "Our Management Team", The Company itself has no officers or employees. The individuals listed above the Directors, Executive Officers, and Significant Employees of Energea Global, the Manager of the Company."

We have added more Key Employees, and removed employees who have shifted their focus to other offerings managed by the Manager to give a fuller understanding of the Company and demonstrate that the Executive Officers and most of the Key Employees are located in the U.S.

Your Comment #9 - Management Team, page 17

Disclose the number of hours per week each individual devotes to the issuer's business. It is apparent that all employees and officers also work on behalf of other enterprises, such as Energea Portfolio 2, for example. See Item 10 of Form 1-A.

Our Response
We do not denote specific hours to each Portfolio managed by Energea Global. Rather, our employees focus their full-time and energy to each project, portfolio, or process as needed. We cannot estimate number of hours per week spent managing this or any particular Company as our employees are salaried. The work required to manage the Company and other companies we manage changes from time to time depending on the number and frequency of Projects resulting from the amount we raise in each Offering. As the Companies grow, dedicated staff are brought in to exclusively manage a specific company. As of December 31, 2022, there are no staff members exclusively dedicated to the Company and it is managed by the entire Executive team and certain key employees.

Your Comment #10 - Signatures, page 30

Please revise your signature page to conform to the requirements of Instructions 1 and 3 to the Signatures section of Form 1-A. In this regard, please separately include the signature blocks for your principal executive officer, principal financial officer, principal accounting officer, and a majority of the members of the board or other governing body.

Our Response

Article Five: Management of the Limited Liability Company Agreement (Exhibit 1A-2B) provides that Energea Global is the Manager of Energea Portfolio 3 Africa LLC with full powers to represent the company.

Michael Silvestrini is the Co-Founder and Managing Partner of Energea Global LLC and therefore signs on behalf of the issuer.

We made minor changes to the signature page to include "By: Energea Global LLC" and listed Mr. Silvestrini as Managing Partner and Co-Founder.

Your Comment #11 - Financial Statements

Note 1 - Organization, Operations and Summary of Significant Accounting Policies, page F-1

Expand your disclosures to identify the accounting standard applied to your investments in solar energy projects and how you evaluate these investments for impairment.

Our Response

The notes in the financial statement explain that we apply US GAAP accounting standards and comply with Article 8 of Regulation S-X of the rules and regulations of the SEC to account for the business activity of the Company. We've opined on our method of accounting for impairment, specifically, in compliance with IAS-36. None of the Projects currently owned by the Company are impaired. We calculate the carrying value of each asset, which is historical cost minus the fair market value of the asset. To the extent the fair market value is greater than the historical cost, the asset is not impaired. To the extent the fair market value is less than the historical cost, the asset is considered impaired and a loss equal to the difference is recognized in the balance sheet of the asset and consolidated at the Company. We adhere to the GAAP requirements for impairment under IAS-36.

Your Comment #12 - Financial Statements
Expand your disclosures of Revenue Recognition to provide the information required by FASB ASC 606-10-50.

Our Response

We have updated our Offering Circular to clearly explain the recognition of revenue methodology and out compliance with FASB 606-10-50.

Your Comment #13 - General

Please provide page numbers in your filings.

Our Response
Page numbers have been added to the filing and table of contents.

Your Comment #14 - General

Please provide us with an analysis of how the Energea Portfolio 2 LLC and Energea Portfolio 4 USA LLC offerings differ from this offering, such that the offerings should not be aggregated for purposes of the $75 million maximum permitted under Regulation A. In particular, we note Energea Portfolio 2 LLC and Energea Portfolio 4 USA LLC are both also raising capital to acquire, develop, and operate solar energy projects concurrently with this offering. They are also both under common control with your company as you share the same Manager (Energea Global LLC) and management team, including an identical set of executive officers and key employees.

Our Response

The offering conducted by Energea Portfolio 3 Africa LLC should not be combined with the offering conducted by Energea Portfolio 2 LLC or Energea Portfolio 4 USA LLC for purposes of 17 CFR §230.251(a)(2) because they are completely unique offerings.

The three issuers will purchase separate projects, in separate markets, in different currencies and, most importantly, based on their own unique investment thesis. The energy transition from carbon-emitting infrastructure towards cleaner power generation is comprised of many niches, business strategies, technologies, and markets. Investors may not be interested in every project in every market condition, so we divide the industry into investable tranches, or products, each with its own clearly defined characteristics and investment thesis.

The fact that all the projects produce solar power doesn't mean the three companies are the same issuer. For example, the Fundrise family of funds all invest in real estate projects located in the United States. That doesn't mean all the funds should be treated as one for purposes of 17 CFR §230.251(a)(2). No two solar projects are identical just as no two apartment complexes are identical.

The difference in markets and customers represents a significantly different business model, with different risk profiles, different administration, different policies and different personnel within the Manager, even though the senior management at the Manager may be the same people so that our general expertise can benefit all of the companies. Indeed, the three portfolios were separated to allow investors to choose the business model in which they prefer to invest.

Your Comment #15 - General

Disclose the status of the two other Energea offerings, quantifying in each case as of the latest practicable date the amount of securities sold, the amount remaining unsold, and the number of projects purchased. We note the disclosure you provide at page 4 under "WE MIGHT OWN ONLY A SMALL NUMBER OF PROJECTS" regarding the risk resulting from selling less than the $75,000,000 worth of securities you are offering in this offering statement.

Our Response

Port 4:
Investment Cap: $2,862,523.53
Net Raised: $1,382,227.15
Cap Space: $1,514,038.15
Projects: Fresno Yosemite Airport, Redwood Valley, The West School, Waltham

Port 3:
Investment Cap: $1,172,946.38
Net Raised: $1,027,872.56
Cap Space: $177,242.53
Projects: Anchor Foods, Baysville School, CPOA - Avondrust, CPOA - Trianon, Connaught Park, Nhimbe Fresh Solar+Storage, Spar Markets - Lulekani, Zandvliet Care Facility

Port 2:
Investment Cap: $17,151,651.41
Net Raised: $5,568,298.01
Cap Space: $11,638,257.15
Projects: Iguatama, Pedra do Indaiá, Araxá I, Araxá II, Corumbaíba, Divinópolis II, Divinópolis III?

Your Comment #16 - General

Please revise your filing to provide all disclosure required by Items 7-9 of Part II of Form 1-A, and revise to clarify the current status of your projects or services. In addition, please disclose the terms of any material contracts and the effect of existing or probable governmental regulation.

Our Response
The disclosure information required by Item 7 of Part II of Form 1-A can be found in the following referenced sections:
•       Our Company and Business - page 8
•       Investment Strategy - page 8
•       Offices and Employees - page 11
•       Legal Proceedings - page 31

All purchases and sales of assets are in ordinary course of business.

The disclosure information required by Item 8(a) of Part II of Form 1-A can be found in various areas of the Offering Circular. The Company owns solar projects located in Africa. The name of each project, amount invested, and a link to the specific Project Memo which is also the SEC Form 1-U is given in "The Company's Projects" on page 14.

We do not engage in mining operations and therefore Item 8(b) of Part II of Form 1-A is not applicable.

The disclosure information required by Item 9 of Part II of Form 1-A can be found in "Management Discussion" on page 27 and is fully covered with the changes that were made in response to Comments #5-7 of your letter.

Your Comment #14 - General

Please revise your filing to provide all disclosure required by Item 13 of Part II of Form 1- A for all covered or currently proposed transactions. We note your reference to "at least one circumstance" of an interested transaction. Refer to Item 13 (a) of Form 1-A.

Our Response

We have edited "Interest of Management and Others in Certain Transactions" on page 33 to state that the company may enter into transactions with related parties in one circumstance in which we further explain such condition and note that to date the Manager does not own a Development Company in Africa.

"Security Ownership of Manager and Certain Securityholders" on page 33 will also disclose that all common shares are owned by Energea Global LLC, the Manager, not by individuals. This section continues with disclosing information about Beneficial Owners.

We thank you for your time and effort and look forward to hearing from you.

This letter has been signed by the following persons in the capacities and on the dates indicated.

By MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder and Managing Partner

Date: September 8, 2023